UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2023
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
Europe House
Sderot Sha’ul HaMelech 37
Tel Aviv-Yafo, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Riskified Ltd. (the “Company”) previously announced on August 15, 2023, that its Board of Directors had authorized a program to repurchase up to $75 million of the Company’s ordinary shares (the "Repurchase Program"), subject to the receipt of approval from the Tel Aviv District Court Economic Department (the "Israeli Court"), as required by law.

On November 20, 2023, the Company issued a press release announcing that it had received approval from the Israeli Court for the implementation of the Repurchase Program. The Israeli Court Approval is valid through May 19, 2024. The Company may file extension requests with the Israeli Court on an ongoing basis as required. A copy of the press release is furnished as Exhibit 99.1 hereto.

The information in this Report on Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Riskified Ltd., dated November 20, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: November 20, 2023	Name:	Eido Gal
	Title:	Chief Executive Officer